UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Trina Solar Ltd
(Name of Issuer)
Common Shares of par value US$0.00001
(Title of Class of Securities)
89628E104
(CUSIP Number)
Prudence Asset Management Limited
Suite 505, Bank of America Tower, 12 Harcourt Road, Central Hong Kong
852 3189 2899
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
31 December 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
?  Rule 13d-1(b)
?Rule 13d-1(c)
?  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP No. 89628E104

13G

Page 2 of 5 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Prudence Asset Management Limited


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

3,550,812 (1)


6.

SHARED VOTING POWER
0


7.

SOLE DISPOSITIVE POWER

3,550,812 (1)


8.

SHARED DISPOSITIVE POWER
 0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,550,812 (1)


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.84% (2)


12.

TYPE OF REPORTING PERSON (see instructions)

OO







(1)	The amount set forth in each of Rows 5,7, and 9 of this Cover Page is based on the 3,550,812 shares of Common Stock issuable upon conversion of the
Convertible Bonds (as defined herein) directly owned by the Funds (as defined herein) as of 31 December 2016.
(2)	The percentage set forth in Row 11 of this Cover Page is based on the
Issuer's (as defined herein) 92,465,540 shares of Common Stock outstanding as of 31 December 2016.









CUSIP No. 89628E104

13G

Page 3 of 5Pages





Item 1.

(a)
Name of Issuer
Trina Solar Ltd.




(b)
Address of Issuer's Principal Executive Offices
No 2 Tian He Road
Electronics Park New District
Changzhou, 213031
China



Item 2.

(a)
Name of Person Filing

This Schedule 13G is being filed on behalf of Prudence Asset Management Limited ("PAML" or the "Reporting Person"), with respect to the shares of Common Stock ("Common Stock") of Trina Solar Ltd (the "Issuer") and the Common Stock issuable upon conversion of the 3.5% Convertible Bonds due 2019 and 4% Convertible Bonds due 2019 (collectively, the "Convertible Bonds").

PAML acts as investment manager to, and exercises investment discretion with respect to the Convertible Bonds and Common Stock directly owned by the following entities (collectively, the "Funds"):
i)	Prudence Enhanced Income Master Fund with respect to 300,837 shares of
Common Stock and 3,239,215 shares of Common Stock issuable upon conversion of the Convertible Bonds directly owned by it as of 31 December 2016; and
ii)	Prudence Multi-Strategy SPC-Greater China Equity Fund SP with respect to
10,760 shares of Common Stock.




(b)
Address of the Principal Office or, if none, residence
Suite 505 Bank of America Tower 12 Harcourt Road Central Hong Kong




(c)
Citizenship
Hong Kong




(d)
Title of Class of Securities
Common Stock of par value USD0.00001




(e)
CUSIP Number
89628E104



Item 3. If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
?
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).





(e)
?
An investment adviser in accordance with s240.13d-1(b)(1)(ii)(E);





(f)
?
An employee benefit plan or endowment fund in accordance with s240.13d-1(b)(1)(ii)(F);





(g)
?
A parent holding company or control person in accordance with s240.13d-1(b)(1)(ii)(G);





(h)
?
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
?
Group, in accordance with s240.13d-1(b)(1)(ii)(J).












CUSIP No. 89628E104

13G

Page 4 of 5 Pages





Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.






(a)

Amount beneficially owned:  3,550,812






(b)

Percent of class:  3.84%






(c)

Number of shares as to which the person has: 311,597 shares of Common Stock and 3,239,215 shares of Common Stock issuable upon conversion of the Convertible Bonds








(i)
Sole power to vote or to direct the vote   3,550,812 shares of Common Stock








(ii)
Shared power to vote or to direct the vote  0








(iii)
Sole power to dispose or to direct the disposition of 3,550,812 shares of Common Stock








(iv)
Shared power to dispose or to direct the disposition of  0





Instruction. For computations regarding securities which represent a right to acquire an underlying security see
s240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
check the following     ?
Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
      Not applicable
Item 8.  Identification and Classification of Members of the Group.
      Not applicable
Item 9.  Notice of Dissolution of Group.
      Not applicable
Item 10.  Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








CUSIP No. 89628E104

13G

Page 5 of 5 Pages





    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

13/02/2017
Date
Linlin Ma
/s/ Prudence Asset Management Limited
Signature

Partner
Name/Title